News Release


03050187


Power
Financial
Corporation

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 / Telecopier (514) 286-7424


RECEIVED
APR 09 2003
WASH. D.C.
184
SECTION
PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

82-1716
SUPPL

FOR IMMEDIATE RELEASE

OPERATING EARNINGS FOR 2002 UP 17 PER CENT

Montréal, Québec, April 3, 2003 -- Power Financial Corporation's operating earnings for the year ended December 31, 2002 were $1,074 million or $2.97 per share, compared with $906 million or $2.53 per share for the same period in 2001. This represents a 17 per cent increase on a per share basis.

Other income of a non-recurring nature for 2002 consisted of a charge of $86 million or $0.25 per share, representing principally the impact on the Corporation's earnings of non-operating items recorded within the Pargesa group. Other income in 2001 was $269 million or $0.77 per share and consisted primarily of a net dilution gain related to the acquisition of Mackenzie Financial Corporation.

Net earnings including other items, for 2002, were $988 million or $2.72 per share. For 2001, net earnings included goodwill amortization of $107 million and Power Financial's share of specific charges recorded by a subsidiary of $189 million, and amounted to $879 million or $2.44 per share.

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dlw 5/20

Three Months' Results

For the three months ended December 31, 2002, Power Financial's operating earnings were $268 million, compared with $212 million in 2001, an increase of 25 per cent on a per share basis. Other income was a $24 million charge during the quarter, compared with a $1 million charge in 2001. Net earnings for the 2002 quarter were $244 million or $0.67 per share. Net earnings for the 2001 quarter (including amortization of goodwill) were $178 million or $0.49 per share.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders of $931 million or $2.53 per common share for the twelve months ended December 31, 2002, compared with $1.39 per common share reported a year ago.

This result represents an increase of 15 per cent over 2001 after adjusting for non-recurring charges relating to goodwill amortization, Alta Health & Life Insurance Company and the events of September 11, 2001, to facilitate comparison between years.

Investors Group Inc.

Investors Group reported net income attributable to common shareholders of $491 million in 2002, compared with $388 million in 2001, an increase of 18.5 per cent on a per share basis. The 2001 figure excludes both a restructuring charge of $56 million (after tax) and goodwill amortization related to the acquisition of Mackenzie Financial. It includes goodwill amortization related to Investors Group's investment in Lifeco which, if excluded to reflect accounting standards now in effect, would have resulted in an increase in earnings per share in 2002 of 17 per cent. A change in the method of amortization of sales commissions introduced in April 2001 to reflect a more accurate estimate of their useful life, increased earnings by $20 million after tax in 2002. This method is also consistent with that used by Mackenzie and the industry generally.

Pargesa Holding S.A.

Power Financial's share of net operating earnings of its European affiliate Parjointco was $80 million in 2002, as compared with $39 million in 2001. In addition, Power Financial's net share of other income of a non-recurring nature recorded by Pargesa resulted in a charge of $87 million in 2002, compared with a credit of $72 million.

DIVIDENDS

A quarterly dividend was declared on the Series A First Preferred Shares payable May 15, 2003 to shareholders of record April 24, 2003 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

A quarterly dividend of $0.4375 per share was declared on the First Preferred Shares, Series B payable May 30, 2003 to shareholders of record May 9, 2003.

A quarterly dividend of $0.3250 per share was declared on the First Preferred Shares, Series C payable April 30, 2003 to shareholders of record April 16, 2003.

A quarterly dividend of $0.34375 per share was declared on the First Preferred Shares, Series D payable April 30, 2003 to shareholders of record April 16, 2003.

A quarterly dividend of $0.328125 per share was declared on the First Preferred Shares, Series E payable April 30, 2003 to shareholders of record April 16, 2003.

A quarterly dividend of $0.36875 per share was declared on the First Preferred Shares, Series F payable April 30, 2003 to shareholders of record April 16, 2003.

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A quarterly dividend of $0.359375 per share was declared on the First Preferred Shares, Series H payable April 30, 2003 to shareholders of record April 16, 2003.

An initial quarterly dividend of $0.20548 per share was declared on the First Preferred Shares, Series I payable April 30, 2003 to shareholders of record April 16, 2003.

An initial quarterly dividend of $0.16096 per share was declared on the First Preferred Shares, Series J payable April 30, 2003 to shareholders of record April 16, 2003.

A quarterly dividend of $0.28 per share was declared on the common shares payable May 1, 2003 to shareholders of record April 16, 2003.

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Attachments: Financial Information

For further information, please contact:

Mr. Edward Johnson
Vice-President, General Counsel and Secretary
(514) 286-7400

PRESENTATION OF FINANCIAL RESULTS

Earnings Summary *(in millions of dollars, except per share amounts)*

December 31	**2002**		2001		
	Total[1]	per share	Total[1]	per share	%
Operating earnings	**1,074**	**2.97**	906	2.53	17.4
Goodwill amortization			(107)	(0.31)	
Share of specific charges			(189)	(0.55)	
Other income	**(86)**	**(0.25)**	269	0.77	
Net earnings	**988**	**2.72**	879	2.44	

(1) before dividends on preferred shares

In reporting its financial results, including its principal subsidiaries accounted for on an equity basis, Power Financial has subdivided its net earnings into the following components:

- Operating earnings include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items, as well as results from corporate activities. In order to provide a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill (which primarily represented the Corporation's share of goodwill recorded by its subsidiaries);

- Goodwill amortization applies to 2001 only; and

- Other income.

Results for 2001 also included Power Financial's share of specific charges recorded by Lifeco in the first half of the year relating to Alta Health & Life Insurance Company, an indirect subsidiary of Lifeco, and to claims provisions for the U.S. events of September 11, 2001.


Power
Financial
Corporation

CONSOLIDATED BALANCE SHEETS AS AT

	Millions	
	December 31, 2002	December 31, 2001
Assets		
Cash and cash equivalents	$ 2,437	$ 2,120
Investments		
Shares	1,507	1,500
Bonds	33,766	32,585
Mortgages and other loans	8,399	9,024
Loans to policyholders	6,177	6,213
Real estate	1,270	1,276
	51,119	50,598
Investment in affiliate, at equity	1,558	1,406
Goodwill and intangible assets	5,077	4,796
Future income taxes	364	483
Other assets	7,764	7,666
	$ 68,319	$ 67,069
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 44,508	$ 43,909
Other	3,788	3,690
Deposits and certificates	709	671
Long-term debt	2,313	2,437
Future income taxes	511	269
Other liabilities	5,014	5,791
	56,843	56,767
Non-controlling interests	4,621	4,474
Shareholders' Equity		
Stated capital		
Preferred shares	1,050	750
Common shares	548	547
Retained earnings	4,758	4,202
Foreign currency translation adjustments	499	329
	6,855	5,828
	$ 68,319	$ 67,069

(unaudited)



CONSOLIDATED STATEMENTS OF EARNINGS

(in millions, except per share amounts)	For the three months ended December 31 2002	2001	For the years ended December 31 2002	2001
Revenues				
Premium income	$ 2,880	$ 2,865	$ 11,187	$ 10,477
Net investment income	979	1,030	3,813	3,916
Fee income	859	910	3,620	3,485
	4,718	4,805	18,620	17,878
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,159	3,210	12,593	12,030
Commissions and operating expenses	915	984	3,668	3,788
Special charges	-	2	-	204
Interest expense	36	41	156	144
	4,110	4,237	16,417	16,166
	608	568	2,203	1,712
Share of earnings of affiliate	20	(4)	80	33
Other income (charges), net	(22)	(1)	(85)	207
Earnings before income taxes, amortization of goodwill and non-controlling interests	606	563	2,198	1,952
Income taxes	225	231	749	641
Amortization of goodwill	-	48	-	148
Non-controlling interests	137	105	461	284
Net earnings	$ 244	$ 179	$ 988	$ 879
Earnings per common share				
Basic	$ 0.67	$ 0.49	$ 2.72	$ 2.44
Diluted	$ 0.66	$ 0.48	$ 2.68	$ 2.41
Earnings before amortization of goodwill per common share				
Basic	$ 0.67	$ 0.59	$ 2.72	$ 2.75
Diluted	$ 0.66	$ 0.58	$ 2.68	$ 2.72

(unaudited)



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions For the years ended December 31 2002	2001
Retained earnings, beginning of year	$ 4,202	$ 3,663
Add		
Net earnings	988	879
	5,190	4,542
Deduct		
Dividends		
Preferred shares	45	32
Common shares	361	305
Premium on repurchase of common shares	-	15
Other	26	(12)
	432	340
Retained earnings, end of year	$ 4,758	$ 4,202

(unaudited)



CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions			
	For the three months ended December 31		For the years ended December 31	
	2002	2001	2002	2001
Operating activities				
Net earnings	$ 244	$ 179	$ 988	$ 879
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	344	389	954	1,357
Decrease (increase) in funds withheld by ceding insurers	(248)	(379)	(309)	(922)
Amortization and depreciation	88	68	109	233
Future income taxes	65	(32)	87	(68)
Non-controlling interests	137	105	461	284
Other	410	762	(538)	556
Cash from operating activities	1,040	1,092	1,752	2,319
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(53)	(35)	(200)	(150)
Preferred shares	(13)	(7)	(42)	(31)
Common shares	(90)	(77)	(347)	(292)
	(156)	(119)	(589)	(473)
Issue of common shares	-	1	1	1
Issue of preferred shares	150	200	300	200
Issue of common shares by subsidiaries	9	5	28	22
Repurchase of common shares	-	-	-	(15)
Repurchase of common shares by subsidiaries	(42)	(29)	(169)	(178)
Issue of preferred shares by a subsidiary	-	-	-	360
Issue of Great-West Life Capital Trust securities	350	-	350	-
Repurchase of preferred shares by subsidiaries	(350)	(221)	(350)	(221)
Proceeds from bankers' acceptances	(241)	-	(497)	497
Issue of long-term debt	175	200	175	1,350
Repayment of long-term debt	(112)	-	(191)	(2)
Other	(7)	6	6	(44)
	(224)	43	(936)	1,497
Investment activities				
Bond sales and maturities	5,554	4,246	21,498	17,843
Mortgage loan repayments	423	613	1,695	2,110
Sale of shares	118	72	499	735
Proceeds from securitization	73	71	217	703
Change in loans to policyholders	(72)	(221)	(4)	(630)
Change in repurchase agreements	61	(45)	108	400
Investment in subsidiaries	-	-	-	(2,602)
Investment in bonds	(6,881)	(4,682)	(22,672)	(19,225)
Investment in mortgage loans	(214)	(517)	(1,270)	(2,349)
Investment in shares	(184)	(33)	(654)	(455)
Other	11	(20)	84	(57)
	(1,111)	(516)	(499)	(3,527)
Increase (decrease) in cash and cash equivalents	(295)	619	317	289
Cash and cash equivalents, beginning of period	2,732	1,501	2,120	1,831
Cash and cash equivalents, end of year	$ 2,437	$ 2,120	$ 2,437	$ 2,120

(unaudited)



751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares of the Corporation payable on May 15, 2003 to shareholders of record at the close of business on April 24, 2003, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending March 31, 2003;

(2) A quarterly dividend of 43.75¢ per share on the outstanding First Preferred Shares, Series B of the Corporation payable on May 30, 2003 to shareholders of record at the close of business on May 9, 2003;

(3) A quarterly dividend of 32.50¢ per share on the outstanding First Preferred Shares, Series C of the Corporation payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003;

(4) A quarterly dividend of 34.375¢ per share on the outstanding First Preferred Shares, Series D of the Corporation payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003;

(5) A quarterly dividend of 32.8125¢ per share on the outstanding First Preferred Shares, Series E of the Corporation payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003;

(6) A quarterly dividend of 36.875¢ per share on the outstanding First Preferred Shares, Series F of the Corporation payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003;

(7) A quarterly dividend of 35.9375¢ per share on the outstanding First Preferred Shares, Series H of the Corporation payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003;

(8) An initial dividend of 20.548¢ per share on the outstanding First Preferred Shares, Series I of the Corporation is hereby declared payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003;

(9) An initial dividend of 16.096¢ per share on the outstanding First Preferred Shares, Series J of the Corporation is hereby declared payable on April 30, 2003 to shareholders of record at the close of business on April 16, 2003; and

(10) A quarterly dividend of 28¢ per share on the outstanding common shares of the Corporation payable on May 1, 2003 to shareholders of record at the close of business on April 16, 2003.

BY ORDER OF THE BOARD

Edward Johnson
Vice-President, General Counsel
and Secretary

April 3, 2003